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SEC FILE NUMBER
8-71260

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/19/2024 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M&Co. Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

457 Lurgan Road
(No. and Street)

New Hope	PA	18938
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard Zack	945-293-6405	rzack@mackco.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Weaver and Tidwell, LLP
(Name – if individual, state last, first, and middle name)

4400 Post Oak Parkway, Suite 1100	Houston	TX	77027
(Address)	(City)	(State)	(Zip Code)

10/14/2003	410
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Zack, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M&Co. Securities LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO / FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M&Co. Securities LLC

Statement of Financial Condition
[with supplemental information as required by Rule 17a-5 of the
Securities and Exchange Commission]

As of December 31, 2025



2821 West 7th Street, Suite 700
Fort Worth, Texas 76107
817-332-7905

Report of Independent Registered Public Accounting Firm

To the Member of
M&Co. Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of M&Co. Securities, LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. According, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2025.

Fort Worth, Texas
February 27, 2026

M&CO. SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2025

ASSETS

Cash and Cash Equivalents	$	18,550
CRD Deposit		1,690
Prepaid Expenses		13,600
Securities Owned at Fair Value (Cost $115,250)		119,430
TOTAL ASSETS	$	153,270

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable and Accrued Liabilities	$	600
Non-Refundable Fees		50,000
TOTAL LIABILITIES	$	50,600

MEMBER'S EQUITY		102,670
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	153,270

See accompanying notes

M&CO. SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 1. NATURE OF BUSINESS

M&Co. Securities LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware limited liability company that was organized on June 19, 2024 and commenced operations on February 10, 2024. The Company is wholly-owned by Mack and Co. LLC (the "Parent"). The Company serves as the placement agent for private funds managed by its affiliate registered investment adviser, Mack & Co. Partners, LP (the "Affiliate") and other third parties, including ultra-high net worth individuals (and their affiliated entities), non-publicly traded corporations and unaffiliated investment managers primarily located in the U.S., Europe and the Middle East and in the future may serve as a placement agent in other regions. The Company's placement agent services also may include additional services, including, but not limited to, "go to market services" which may include, but not limited to, its review and comment on marketing collateral and offering documentation, assisting in the negotiation of investment related agreements and advising on the Company's go-to-market services, subscription, and investor acquisition process. The Company's primary source of revenue includes private placement fees, non-refundable retainer fees, and consulting fees.

The accompanying financial statements have been prepared on a going concern basis of accounting. To date, the Company has experienced losses primarily due to its lack of revenue producing activities, while incurring ongoing operating costs. These conditions raised substantial doubt about the Company's ability to continue as a going concern. The Company has concluded that that such doubt is alleviated due to the ongoing financial support of its Parent and Affiliate, as evidenced by a support agreement and debt-forgiveness commitments through the expense-sharing agreement, which are expected to be sufficient to enable the Company to meet its obligations as they come due for at least one year after the date the financial statements are issued.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition (ASC 606)

- **Contract Balances:** The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied. There were no accounts receivable balances at the beginning or the end of the period ended December 31, 2025. Contract liabilities totaled $0 at the beginning of the period and $50,000 at the end of the period ended December 31, 2025. The contract liabilities recorded as of

M&CO. SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

December 31, 2025 are included in non-refundable fees on the Statement of Financial Condition.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company is organized as a limited liability company, where all tax consequences of operations pass through to the sole member. Consequently, no provision for income taxes is included in these financial statements. In accordance with FASB ASC 740, Income Taxes, management evaluates all tax positions to determine if a tax liability or asset should be recognized based on the likelihood of being sustained upon examination. As of December 31, 2025, management has concluded there are no uncertain tax positions—taken or anticipated—that require recognition or disclosure. While the Company is subject to routine audits by taxing authorities, no such examinations are currently in progress.

Cash and Cash Equivalents

Cash and cash equivalents include balances on deposit with banks with original issuances of 90 days or less. The Company maintains its accounts with highly rated commercial banks.

Investments

Investment transactions are accounted for on a trade-date basis. Discounts and premiums to the face amount of debt securities are accreted and amortized using the effective interest rate method over the lives of the respective debt securities. The fair value of government bonds is based on quoted prices when traded in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross-currency basis index spreads, and sovereign credit spreads similar to the bond in terms of issuer, maturity, and seniority. Government bonds that are not traded in active markets are generally categorized in Level 2 of the fair value hierarchy.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation techniques used by the Company to determine fair value are consistent with the market or income approaches. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair

value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 – Valuations based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when observable inputs are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In some cases, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In such cases, the fair value measurement is generally categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

NOTE 3.   RELATED PARTY TRANSACTIONS

Effective July 1, 2024, the Company entered into an Expense Sharing Agreement ("ESA") with Mack & Co. Partners, LP ("Affiliate"). Under this agreement, the Affiliate pays for various operating costs, and the Company reimburses the Affiliate through a management fee based on a "Schedule of Standard Usage Rates" and other specified expenses as set forth in the ESA. The operating costs under this agreement may not, however, reflect the expense the Company would have incurred if the Company is independent of the Affiliate.

NOTE 4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

M&CO. SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

The Company has entered into an Expense Sharing Agreement with Affiliate which includes an automatic waiver provision. This provision states that any management fee payable to the Affiliate will be automatically waived or suspended if such payment would cause the Company to fall below its minimum net capital requirements.

As of December 31, 2025, the Company had net capital of $87,381, which was $82,381 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital is 0.01 to 1.

NOTE 5.   FAIR VALUE MEASUREMENTS

The Company's investments recorded at fair value have been categorized based on a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Fund's assets measured at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Securities owned				
Fixed income	$119,430	-	-	$119,430
Total Assets Held at Fair Value	$119,430	-	-	$119,430

NOTE 6.   COMMITMENTS AND CONTIGENCIES

In the normal course of business, the Company may be exposed in various and unasserted potential claims. Management believes that the outcome of any such proceedings will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 7.   SEGMENT INFORMATION

The Company has one reportable segment: private placement-related services. The Company has identified its chief executive officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM monitors net capital levels (see note 5) as part of applicable regulatory compliance requirements. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2).

M&CO. SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025

NOTE 8.   **SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through February 27, 2026, the date which the financial statements were available to be issued. There were no events or transactions that required recognition or disclosure in the financial statements.